SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: February 3, 2005	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

For Immediate Release

ELK VALLEY COAL AND CPR CONTINUE MEDIATION PROCESS IN COAL TRANSPORTATION CONTRACT DISPUTE

CALGARY, February 3, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) and Canadian Pacific Railway (TSX/NYSE: CP) today said that Elk Valley Coal and CPR continue to be engaged in mediation to attempt to resolve the issues between them concerning the transportation of coal from Elk Valley Coal’s mines in southeastern British Columbia to Vancouver area ports for overseas export.

Pending the outcome of mediation, which commenced on Jan. 20, 2005, the Canadian Transportation Agency has agreed to the parties’ request to stay a ruling on whether final offer arbitration is applicable to the freight rate to ship coal from Elk Valley Coal’s Elkview mine. The Elkview mine is one of five Elk Valley Coal mines in southeastern British Columbia.

For further information, please refer to a joint news release issued by Fording Canadian Coal Trust and CPR on January 17, 2005, Fording Canadian Coal Trust’s news release of December 14, 2004, and CPR’s news release of December 13, 2004.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world’s largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

About Canadian Pacific Railway

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Fording Canadian Coal Trust

Susan J. Soprovich	Catherine Hart
Director, Investor Relations	Coordinator, Investor Relations
403-260-9834	403-260-9817
investors@fording.ca	investors@fording.ca

Canadian Pacific Railway

Paul Bell	Len Cocolicchio (media relations)
Vice-President, Investor Relations	Tel.: (403) 319-7591
Tel.: (403) 319-3591	len_cocolicchio@cpr.ca
investor@cpr.ca